

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2015

<u>Via U.S. Mail</u>
Sanj K. Patel
President and Chief Executive Officer
Synageva Biopharma Corp.
33 Hayden Avenue
Lexington, Massachusetts 02421

> **Re: Synageva Biopharma Corp.**
> **Schedule 14D-9**
> **Filed on May 22, 2015**
> **File No. 005-52299**

Dear Mr. Patel:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for more information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

<u>Recommendation of the Company Board, page 13</u>

1.   The disclosure indicates that "the Company Board unanimously recommends that the Company's stockholders accept the Offer…"   Item 4 of Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise to expressly state the subject company's position with respect to the offer or alternatively clarify that the Board's recommendation is being made on behalf of Synavega Biopharma Corp..

<u>Reasons for the Recommendation of the Company Board, page 20</u>

2.   The disclosure in this section refers to a variety of factors considered by the board of directors in reaching its recommendation that security holders accept the offer. Item 4 of Schedule 14D-9 and corresponding Item 1012(b) of Regulation M-A, as well as Rule

14e-2(a) of Regulation 14E, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to expressly state reasons that in fact support the Board's decision to recommend offer acceptance.

Golden Parachute Compensation, page 33

3.   Please provide us with a brief legal analysis explaining why the columns in the tabular presentations did not conform to the specifications provided in Item 402(t)(1) and (2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 if you have any questions regarding our comments or if you require further assistance.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Paul M. Kinsella
        Ropes & Gray LLP

        Matthew G. Hurd
        Krishna Veeraraghavan
        Sullivan & Cromwell LLP